Laine's Bake Shop LLC

Balance Sheet - The Years Ended 2016 & 2017

Assets

Current Assets	2016	2017
Primary Business Checking	($606)	$2,278
PayPal & Petty Cash	($549)	($2,104)
Accounts Receivable	$7,304	$4,681
Inventories (See Note 1)	$3,355	$12,542
Shopkeep Credit Transactions	$137	($488)
Total Current Assets:	$9,641	$16,909

Fixed Assets	2016	2017
Computer Equipment	$0	$54
Kitchen Equipment	$23,269	$21,858
Office Equipment	$525	$863
Start Up Costs - S. Holland	$8,920	$8,920
LESS:		
Accumulated Depreciation	$1,765	$5,295
Net PP&E:	$30,949	$26,400

Other Assets	2016	2017
Net Other Assets:	$0	$0

	2016	2017
Total Assets:	**$40,590**	**$43,309**

Liabilities and Equities

Current Liabilities	2016	2017
Sales Tax Payable	$4,142	$3,817
Square Capital	$1,385	$145
Payroll Tax Liabilities	$0	$785
Total Current Liabilities:	$5,527	$4,747

Long Term Liabilities:	2016	2017
Accion Loan (Note 2)	$8,155	$4,798
Central Savings Loan (Note 3)	$22,088	$18,855
Kiva Zip - Loan (Note 4)	$1,043	$8,334
Total Long Term Liabilities:	$31,286	$31,987

Equity	2016	2017
Additional Paid In Capital	$28,219	$28,219
Beginning Retained Earnings	($21,035)	($8,720)
Net Income	$12,315	$18,474
Owner's Distributions	($15,722)	($31,398)
Total Equity:	$3,777	$6,575

	2016	2017
Total Liabilities & Equity	**$40,590**	**$43,309**

Laine's Bake Shop LLC

Income Statement - Years Ending 2016 & 2017

Gross Sales		
	2016	**2017**
Catering	$4,758	$5,285
Wholesale Revenue	$58,432	$110,679
Corporate Gifts		$3,400
Not for Profit		$13,388
Retail Revenue	$33,071	$28,758
Less:		
Sales Discounts & Returns	$929	$1,369
Net Sales:	$95,332	$160,141

Cost of Services Sold		
	2016	**2017**
Food Manufacturing	$30,208	$45,978
Whole Foods Fees	$0	$577
Freight	$64	$168
Less:		
Refunds	$0	$0
Total Cost of Goods Sold:	$30,272	$46,723

Gross Profit	$65,060	68.2%	$113,418	70.8%

Overhead Expenses		
	2016	**2017**
Salaries & Benefits	$945	$7,924
Office Expense	$36,432	$48,018
Marketing & Advertising	$1,781	$17,819
Professional Fees	$4,682	$5,467
Travel & Third Party	$4,258	$8,063
Miscellaneous Expenses	$1,265	$880

EBITDA	$15,697	16.5%	$25,247	
Taxes				
Depreciation & Amortization	$1,765		$3,530	
Interest Expense	$1,617		$3,243	
Interest Income				

	Net Income:	$12,315	12.9%	$18,474	11.5%

Laine's Bake Shop

Cash Flow Statement
For the Years Ending 2016 & 2017

Cash Flows from Operating Activities		
	2016	**2017**
Net Income (Loss)	$12,315	$18,474
Adjustments to reconcile net income (loss)		
Depreciation	$1,765	$3,530
Loss(Gain) on sale of assets		
(Increases) Decreases in		
Accounts Receivables	($5,866)	$2,623
Inventories	($3,355)	($9,187)
Prepayments	($142)	$142
Shopkeep Credit Transactions	($137)	$625
Increases (Decreases) in		
Accounts payable	($250)	$0
Discover Card	($1,830)	$0
Sales Tax	$2,742	($325)
Square Capital	$1,385	($1,240)
Rent Payable	$5,689	$0
Total Adjustments:	$1	($3,832)
Net Cash Provided by (Used by) Operating Activities:	$12,316	$14,642

Cash Flows from Investing Activities		
Equipment	($23,794)	$1,411
Start Up Costs	($8,920)	$0
Net Cash Provided by (Used by) Investing Activities:	($32,714)	$1,411

Cash Flows form Financing Activities		
Changes in Notes	$27,619	$952
Changes in Equity	$6,626	
Shareholder Loan		
Subordinated Debt		
Distributions	($15,666)	($15,676)
Net Cash Provided by (Used by) Financing Activities:	$18,579	($14,724)

Net Change in Cash:	($1,819)	$1,329
Cash, Beginning of Year:	$664	($1,155)
Cash, End of Year:	**($1,155)**	**$174**

Laine's Bake Shop LLC

Notes To the Financial Statements for the Years Ending 2016 & 2017

General Notes

Note A: Laine's Bake Shop was organized as an LLC in the state of Illinois in the year 2014 as a single member LLC. Rachel Bernier Green owns 100% of the issued and outstanding Units.

Note B: These financials have been compiled using the modified accrual basis of accounting.

Account Specific Notes

Note 1: Inventories for Laine's Back Shop include both packaging goods (bags, boxes, etc.) as well as raw material food product. Inventories are handled on a first in first out methodology (FIFO).

Note 2: Accion was the underwriter of this loan and MB Financial was the lender. This loan was was executed in February of 2016 and is a three year term loan bearing an interest rate of 9.25%. The principal loan balance was for $10,416.

Note 3: Central Federal Savings provided this collateral backed loan to Laine's Bake Shop. This loan was excuted in April of 2016 and is a five year term loan bearing an interest rate of 8.75%. The principal balance was for $25,000.

Note 4: In June of 2017, Laine's Bake Shop was able to secure this loan from Kiva Zip. The loan is a three year term loan and is Interest free. The principal balance was for $10,000.